Mail Stop 4561

April 30, 2009

Mr. Richard M. Haddrill
Chief Executive Officer
Bally Technologies, Inc.
6601 S. Bermuda Road
Las Vegas, NV 89119

> **Re: Bally Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed August 29, 2008**
> **Form 10-Q for the Quarterly Period Ended December 31, 2008**
> **Filed February 6, 2009**
> **File No. 001-31558**

Dear Mr. Haddrill:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1.   We note that you have included on the facing page of the Form 10-K the file number 000-04281 when the file number currently assigned to you in EDGAR is 001-31558. Please confirm your understanding regarding your current Commission File Number and confirm that you will use the current file number

when filing reports on Form 10-K in the future. Alternatively, please tell us why you believe it is appropriate to use a file number that is different from the one currently assigned to you.

Item 1. Business

Bally Gaming Equipment and Systems-Systems, page 5

2.   Please consider expanding the discussion of your casino enterprise system licenses to clarify the importance of these licenses to the Bally Gaming Equipment and Systems segment. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   Please consider including an "Overview" section to provide an executive level overview that provides context for the remainder of the management's discussion and analysis. For example, identify the factors that Bally's executives focus on in evaluating financial condition and operating performance. We note your use of diluted earnings per share as a measure for your annual cash incentive program. Also, consider addressing the material operations, risks and challenges facing Bally and how management is dealing with these issues. In this regard, we note that Bally is attempting to expand its international operations. Refer to SEC Release No. 33-8350.

4.   Please consider describing any known trends or uncertainties that have had, or that you expect will have, a material favorable or unfavorable impact on revenues or income from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Cash Flow Summary, page 50

5.   We note that your discussion of cash flows from operating activities cites primarily the increase in net income in fiscal 2008 from fiscal 2007 as the reason for the increase. In consideration that your net income increased $84.9 million in fiscal 2008 from fiscal 2007 while your net cash provided by operating activities increased only $42.6 million over the same period, your discussion does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350. Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended

December 31, 2008. For example, your disclosures do not currently explain why your revenues have increased in the six months ended December 31, 2008 compared to the prior comparable period, primarily in your Gaming equipment and systems, but your inventories balance has significantly decreased from June 30, 2008 to December 31, 2008.

Item 9A. Controls and Procedures

Remediation and Changes in Internal Control Over Financial Reporting, page 55

6.   You disclose in your Form 10-K and two most recent Form 10-Qs that management identified material weaknesses in internal control over financial reporting as of June 30, 2008 and that you have implemented measures to improve your internal control over financial reporting. When discussing remediation of material weaknesses, please also provide an estimated timetable for remediation and disclose any associated material costs, to the extent known.

Item 11. Executive Compensation, page 59

Incorporated by Reference from Definitive Proxy Statement filed on October 28, 2008

Compensation Discussion and Analysis

Individual Named Executive Officer Compensation

Base Salary, page 17

7.   We note that on September 1, 2008, Mr. Isaacs' salary was increased to $600,000, and that on October 1, 2008, Mr. Caller's salary was increased to $365,000, Mr. Srinivasan's salary was increased to $350,000, and Mr. Lerner's salary was increased to $270,000. However, you provide minimal discussion and analysis as to why the Committee chose to pay these amounts. We would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraph (b)(1)(iv) of Item 402 of Regulation S-K. In addition, we note that the agreements with Messrs. Caller, Srinivasan and Lerner were amended to provide for the increases discussed above, but we were unable to locate these amended agreements in subsequent filings. Please advise or file these agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Long-Term Incentives, page 20

8.   Your compensation discussion and analysis should provide an expanded analysis
        of how you arrived at and why you paid specific long-term equity awards. We
        would expect to see a more focused discussion that provides substantive analysis
        and insight into how the Committee made actual payout determinations for the
        fiscal year for which compensation is being reported. Refer to paragraphs
        (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete
        discussions of the specific factors considered by the Committee in ultimately
        approving this compensation, including the reasons why the Committee believes
        that the amounts paid to each named executive officer are appropriate in light of
        the various items it considered in making specific compensation decisions.

Certain Relationships and Related Transactions, page 41

9.   We note that it is your general policy not to enter into related-party transactions
        and that, to the extent there is a related party transaction, your board of directors
        reviews such transaction to determine whether such transaction is in the best
        interests of Bally and its stockholders. Your related party transaction discussion
        should include a discussion of your procedures for the review, approval, or
        ratification of any transaction required to be reported under paragraph (a) of Item
        404 of Regulation S-K. Refer to Item 404(b) of Regulation S-K. While the
        material features of such policies and procedures will vary depending on the
        particular circumstances, examples of such features may include, among other
        things, (i) the types of transactions that are covered by such policies and
        procedures, (ii) the standards to be applied pursuant to such policies and
        procedures, and (iii) a statement of whether such policies and procedures are in
        writing and, if not, how such policies and procedures are evidenced.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-3

10.   The presentation of revenues and cost of revenues appears to be based on your
        operating segments. Tell us how this presentation complies with Rules 5-03.1 and
        5-03.2 of Regulation S-X. In this regard, we note from disclosures throughout
        your filing that Gaming Equipment and Systems revenues includes fees earned
        from products and services and that Gaming Operations includes income from
        rentals and revenues from services. As part of your response, provide an analysis
        indicating the amount of revenue attributable to sales of products, income from
        rentals, and revenues from services for each of the periods presented.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies, page F-7

11.   We note that you recognize your gaming equipment and systems revenues in accordance with SOP 97-2. We further note your product development disclosures on page 7, particularly your discussion of your software development process. Tell us how you considered the guidance contained in SFAS 86 and what consideration you gave to including your related accounting policy in your notes to financial statements.

Revenue recognition, page F-11

12.   Explain to us how you determine that each of the identified revenue recognition criteria have been satisfied. Indicate what consideration you gave to including this information in the description of your revenue recognition policy.

13.   You indicate that the gaming operation division earns recurring revenue that is recognized based on the contractual terms of the arrangement. We note from the discussion beginning on page 4 of your Business section that Gaming Operations may include the sale of gaming devices, game content, and services. Explain the nature of any multiple element arrangements entered into by this division. Tell us whether any of your multiple element arrangements are subject to the separation criteria of EITF 00-21. If so, identify the nature of the elements involved, the nature of the units of accounting that you account for as a separate and discrete earnings process, and support for your conclusions that, among other things, the delivered items have value on a standalone basis. Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

14.   We note your disclosure on page 42 of MD&A indicating that revenue from Gaming Operations includes daily fees that related to certain contracts which are currently being deferred due to new contractual commitments made to the customers. Explain the nature of these new contractual commitments and how they impact revenue recognition. Tell us what consideration you gave to including this information in your revenue recognition policy disclosure.

15.   Your disclosure on page 8 of your Business section indicates that your hardware and software maintenance agreements commence after an initial warranty period, typically 90 days. Explain how you consider the warranty period in your allocation of and pattern of recognition of fees generated from arrangements that include hardware and software maintenance. Refer to paragraph 56 of SOP 97-2. Tell us what consideration you gave to addressing this policy in your revenue recognition disclosure.

14. Segment and Geographical Information, page F-32

16.   We note your breakout of revenue by geographic region. It is unclear how you have attributed revenues to these countries. Tell us how you considered paragraph 38(a) of SFAS 131.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows, page 5

17.   We note that you have presented a net amount for the pay-off of debt from refinancing within cash flows from financing activities. Tell us what consideration you gave to presenting the gross cash flows from your refinancing. Explain how your presentation is consistent with the guidance in paragraphs 11 to 13 of SFAS 95.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Mike Johnson, Staff Attorney, at (202) 551-3477 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief